GILDAN ACTIVEWEAR INC.

NOTICE OF CHANGE IN YEAR-END

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Notice of Change of Financial Year-End pursuant to Section 4.8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

1.	Reporting Issuer Change of Financial Year-End

Gildan Activewear Inc. (“Gildan”) hereby provides notice pursuant to Section 4.8 of NI 51-102 that it has changed its financial year-end from the first Sunday following September 28 to the closest Sunday to December 31.

2.	Reason for the Change

The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for Gildan is changing due to the increasing importance of the Branded Apparel segment. Gildan's business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan's industry comparables.

3.	Old Financial Year-End

The first Sunday following September 28 of each year

4.	New Financial Year-End

The Sunday closest to December 31 of each year

5.
Length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for Gildan's transition year and its new financial year

TRANSITION YEAR

TRANSITION YEAR	COMPARATIVE ANNUAL FINANCIAL STATEMENTS TO TRANSITION YEAR	INTERIM PERIODS FOR TRANSITION YEAR	COMPARATIVE INTERIM PERIODS TO INTERIM PERIODS IN TRANSITION YEAR
15 months ended January 3, 2016	12 months ended October 5, 2014	3 months ended January 4, 2015 6 months ended April 5, 2015 9 months ended July 5, 2015 12 months ended October 4, 2015	3 months ended December 29, 2013 6 months ended March 30, 2014 9 months ended July 6, 2014 12 months ended October 5, 2014

NEW FINANCIAL YEAR

NEW FINANCIAL YEAR	COMPARATIVE ANNUAL FINANCIAL STATEMENTS TO NEW FINANCIAL YEAR	INTERIM PERIODS FOR NEW FINANCIAL YEAR	COMPARATIVE INTERIM PERIODS TO INTERIM PERIODS IN NEW FINANCIAL YEAR
12 months ended January 1, 2017	15 months ended January 3, 2016	3 months ended April 3, 2016 6 months ended July 3, 2016 9 months ended October 2, 2016	3 months ended April 5, 2015 6 months ended July 5, 2015 9 months ended October 4, 2015

6.	Filing deadlines, prescribed under Sections 4.2 and 4.4 of NI 51-102, for the annual financial statements and interim financial reports for Gildan's transition year

FINANCIAL STATEMENTS TO BE FILED	FILING DEADLINE
Interim financial statements for the three months ended January 4, 2015
Interim financial statements for the six months ended April 5, 2015
Interim financial statements for the nine months ended July 5, 2015
Interim financial statements for the 12 months ended October 4, 2015
Annual audited financial statements for the 15 month transition year ended January 3, 2016
February 18, 2015 May 20, 2015 August 19, 2015 November 18, 2015 April 4, 2016

DATED this 4th day of December, 2014

GILDAN ACTIVEWEAR INC.
Per:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: Vice President, General Counsel and Corporate Secretary